JM GROUP LTD

September 11, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Finance
Washington, DC 20549
Attention: Kate Beukenkamp

Re:	JM Group Ltd
Registration Statement on Form F-1
Filed August 13, 2025
File No. 333-289556

Dear Kate Beukenkamp:

This letter is in response to the letter dated August 22, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to JM Group Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Amended F-1”) is being filed to accompany this letter.

Registration Statement on Form F-1 Filed August 13, 2025

Summary Consolidated Financial and Operating Data, page 18

1.	Please revise your weighted average number of ordinary shares and earnings (losses) per share amounts for the years ended September 30, 2023 and 2024 to be consistent with the amounts disclosed in your consolidated statements of income (loss) presented on page F-5.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 18 and 21 of the Amended F-1 to align with the disclosure on page F-5.

Risk Factors

Risks Related to JM Group’s Ordinary Shares and This Offering

You will experience immediate and substantial dilution in the net tangible book value of

Ordinary Shares purchased., page 50

2.	Your disclosure of the immediate dilution of $3.54 per share, assuming an initial public offering price of $13,272,680, which is the midpoint of the price range, appears to be inconsistent with the dilution information presented on page 62. Please clarify or revise.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 50 and 62 of the Amended F-1.

Use of Proceeds, page 59

3.	The $13,137,000 estimated net proceeds from this offering disclosed here does not appear to be consistent with the net proceeds of $14,862,000 used in calculating the capitalization on an as adjusted basis on page 61 and the pro forma as adjusted net tangible book value as of March 31, 2025 on page 62. Please revise to reconcile the difference.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 59 of the Amended F-1.

Dilution, page 62

4.	Please revise the net tangible book deficit to exclude deferred IPO costs, and revise your disclosure to state it is as of March 31, 2025.

Response: In response to the Staff’s Comment, we have excluded the deferred IPO costs in the calculation of the net tangible book deficit and updated the disclosure on page 62 of the Amended F-1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Zhuoyao (Joy) Hui, Esq., at 212-451-2965, or Arila Zhou, Esq., at (212) 451-2908, of Robinson & Cole LLP.

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Very truly yours,

By:	/s/ Stanley Chun Kwok Ting
Stanley Chun Kwok Ting
Chief Executive Officer

Zhuoyao (Joy) Hui, Esq.
Robinson & Cole LLP

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